# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eastside Distilling, Inc., CIK 0001534708
CUSIP: 277802401
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2321 NE ARGYLE STREET, UNIT D, PORTLAND, Oregon (OR), 97211
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-21-001181
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,977; sole dispositive power 0; shared dispositive power 27,977; aggregate amount beneficially owned 27,977 (0% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,977; sole dispositive power 0; shared dispositive power 27,977; aggregate amount beneficially owned 27,977 (0% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,977; sole dispositive power 0; shared dispositive power 27,977; aggregate amount beneficially owned 27,977 (0% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,977; sole dispositive power 0; shared dispositive power 27,977; aggregate amount beneficially owned 27,977 (0% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,977; sole dispositive power 0; shared dispositive power 27,977; aggregate amount beneficially owned 27,977 (0% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,977; sole dispositive power 0; shared dispositive power 27,977; aggregate amount beneficially owned 27,977 (0% of the class)
- B.A.D. Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bigger Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 55,954; sole dispositive power 0; shared dispositive power 55,954; aggregate amount beneficially owned 55,954 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Eastside Distilling, Inc.

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

The B.A.D. Company, LLC ("B.A.D.")

Bigger Capital, LLC

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Bigger Capital Fund GP, LLC
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

District 2 Capital Fund LP
14 Wall Street, 2nd Floor
Huntington, NY 11743

District 2 Capital LP
14 Wall Street, 2nd Floor
Huntington, NY 11743

District 2 GP LLC
14 Wall Street, 2nd Floor
Huntington, NY 11743

District 2 Holdings LLC
14 Wall Street, 2nd Floor
Huntington, NY 11743

The B.A.D. Company, LLC
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Bigger Capital, LLC
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Michael Bigger
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

District 2 Capital Fund LP
Delaware

District 2 Capital LP
Delaware

District 2 GP LLC
Delaware

District 2 Holdings LLC
Delaware

The B.A.D. Company, LLC
Delaware

Bigger Capital, LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of February 1, 2025, Bigger Capital beneficially owned 27,977 shares of Common Stock. Does not consist of: (i) 75,047 shares issuable upon the exercise of Pre-Funded Warrants, the exercise of which is subject to shareholder approval, (ii) 1,031,787 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock, which is not convertible until April 7, 2025, and (iii) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series E Preferred Stock, which is not convertible until November 1, 2025.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 27,977 shares of Common Stock owned by Bigger Capital.

As of February 1, 2025, District 2 CF beneficially owned 27,977 shares of Common Stock. Does not consist of: (i) 75,047 shares issuable upon the exercise of Pre-Funded Warrants, the exercise of which is subject to shareholder approval, (ii) 1,350,476 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock, which is not convertible until April 7, 2025, and (iii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock, which is not convertible until November 1, 2025.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 27,977 shares of Common Stock owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 27,977 shares of Common Stock owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 27,977 shares of Common Stock owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP, the managing member of District 2 Holdings and the managing member of Bigger Capital, LLC, may be deemed to beneficially own the: (i) 27,977 shares of Common Stock owned by Bigger Capital, and (ii) 27,977 shares of Common Stock owned by District 2 CF. Does not consist of (a) 75,047 shares issuable upon the exercise of Pre-Funded Warrants, the exercise of which is subject to shareholder approval, (b) 1,031,787 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock, which is not convertible until April 7, 2025, (c) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series E Preferred Stock, which is not convertible until November 1, 2025, (d) 75,047 shares issuable upon the exercise of Pre-Funded Warrants, the exercise of which is subject to shareholder approval, (e) 1,350,476 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock, which is not convertible until April 7, 2025, (f) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock, which is not convertible until November 1, 2025.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person or any other person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

After the last Schedule 13G amendment filed by the Reporting Persons on October 23, 2024, B.A.D. distributed to its members all the securities it held in the Issuer. Bigger Capital, LLC was the manager of B.A.D. Accordingly, B.A.D. and Bigger Capital, LLC no longer are deemed the beneficial owners of any securities of the Issuer.
Percent of class:
The following percentages are based on 4,689,503 shares of Common Stock outstanding as of January 31, 2025, as disclosed in the Amendment No. 1 to Form S-3 filed by the Issuer with the Securities and Exchange Commission on February 11, 2025.

As of the close of business on February 1, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own 0 percent of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 0 percent of the outstanding shares of Common Stock, and (iii) Mr. Bigger may be deemed to beneficially own approximately 1.2% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 previously filed with Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on October 10, 2023.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (02/13/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/13/2025)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 Holdings LLC, its managing member, and District 2 GP LLC, its general partner (02/13/2025)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 Holdings LLC, its general partner (02/13/2025)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 Holdings LLC, its managing member (02/13/2025)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/13/2025)
- B.A.D. Company, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital, LLC, its manager (02/13/2025)
- Bigger Capital, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/13/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (02/13/2025)